STATEMENT OF QUALIFICATIONS

I, Monte Christie, do hereby certify that:

I. I am employed as Manager of Geotechnical Engineering by:

   Vector Engineering, Inc.
   143E Spring Hill Drive
   Grass Valley, California 95945

II. I graduated in 1997 with a Masters of Science in Geotechnical Engineering.

III. I am a registered Professional Engineer and Geotechnical Engineer in California.

IV. I have worked as a professional engineer continuously for a total of 15 years since my graduation from undergraduate university.

V. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

VI. I am responsible for certain contributions pertaining to tailings management and disposal to the tailings storage facility of this technical report titled New Afton Detailed Feasibility Study dated March 2007.

VII. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

VIII. I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

IX. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

X. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 30th day of March 2007.

Signature of Qualified Person

Monte Christie, P.E., G.E.

Print Name of Qualified Person

REGISTERED PROFESSIONAL ENGINEER
MONTE A. CHRISTIE
No. C58866
GE2530
EXP. 6/30/07
CIVIL & GEOTECHNICAL
STATE OF CALIFORNIA